CALVERT MANAGEMENT SERIES
ADMINISTRATIVE SERVICES AGREEMENT

Revised and Restated Schedule A

For its services provided under this Agreement, Calvert Investment Administrative Services, Inc. (“CIAS”) shall be paid a total annual fee of $80,000 by Calvert Management Series.

For its services provided under this Agreement with respect to Calvert Unconstrained Bond Fund, CIAS shall be paid an annual fee of 0.30% of average net assets for each of Class A, C and Y; and 0.10% of average net assets for Class I.

Effective: September 30, 2014

CALVERT MANAGEMENT SERIES

BY: ____________________________
William M. Tartikoff
Vice President and Secretary
Date: September ___, 2014

CALVERT INVESTMENT ADMINISTRATIVE SERVICES, INC.

BY: ____________________________
Robert J. Enderson
Vice President, Acting Chief Financial Officer
Date: September ___, 2014

Z:\AGREEMENTS\Funds\CMS (formerly CTFR)\09-14 CMS Admin Svcs Agmt rev. Sched A (Unconstrained Bond).doc